PRISA
Educación, información, entretenimiento

Miguel Satrústegui Gil-Delgado
Secretario General

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comis[redacted]
450 Fith Street, N.W.
Washington, D.C. 20549
USA

08004804

Madrid, September 3, 2008

SUPPL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notices of significant event (Comunicación de hecho relevante), dated May 30 and June 6, 2008, regarding the suspension of trading of Sogecable, S.A. securities on the stock markets. These English versions were not filed with the CNMV, and are attached as **Items 1 and 2**.

B) The English version of a notices of significant event (Comunicación de hecho relevante), dated June 20 and July 18, 2008, regarding the bridge loan agreement entered into with different financial institutions. These English versions were not filed with the CNMV, and are attached as **Items 3 and 4**.

C) The English version of a notice of significant event (Comunicación de hecho relevante), dated July 23, 2008, regarding the first semi- annual report of the year 2008. This English version was not filed with de CNMV and is attached as **Item 5**. More information is available in the web of the company (www.prisa.es.).

D) The English version of a press release dated July 29, 2008, regarding the sale of some buildings to Longshore. This English version was not filed with the CNMV, and is attached as **Item 6.**

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

RECEIVED
2008 SEP -5 A 5:47

PROMOTORA DE INFORMACIONES, S.A.

National Securities Market Commission
Paseo de la Castellana 19
28046, Madrid

Attn.: Mr. President, National Securities Market Commission

Mr. Miguel Satrústegui Gil-Delegado, on behalf of and representing Promotora de Informaciones, S.A. ("**Prisa**"), a company organized under the laws of Spain, domiciled in Madrid at 32 Gran Vía, whose Tax ID Number is A-28.297.059, and which is registered on the Madrid Commercial Registry in General Volume 2836, Section 3, Entry 2519 of the Companies Ledger, on Folio 54, Page M-19511,

HEREBY DECLARES

I. That as a result of Prisa's public bid to acquire 100% of the stock in Sogecable, S.A. ("**Sogecable**") authorized by the National Securities Market Commission on March 26, 2008 (the "**Offer**"), Prisa has acquired 65,905,845 ordinary Class A Sogecable shares, representing 96.07% of the stock effectively targeted in the Offer. These shares, together with those that Prisa already held prior to the Offer mean that Prisa now owns 135,164,096 ordinary Class A Sogecable shares representing 97.71% of that company's share capital.

II. That as a consequence of the foregoing and as indicated in the announcement of relevant information of May 16, 2008, the conditions set forth in Article 60 quater of Law 24/1998 of July 29 on the Securities Market and Article 47 of Royal Decree 1066/2007 of July 27 governing public offers to acquire securities (the "**Royal Decree**") have been met that authorize (i) Prisa to squeeze out the remaining Sogecable shareholders with respect to their ordinary Class A shares, and (ii) the remaining Sogecable shareholders to sell out their ordinary Class A shares to Prisa.

III. That pursuant to those provisions and in accordance with Article 48.4 of the Royal Decree, on May 22, 2008 Prisa announced its decision to exercise its squeeze-out rights with respect to all ordinary Class A Sogecable stock that it does not already hold, at 28 euros per share, subject to the possible adjustments described in the Offer prospectus. June 13, 2008 was set as the date for implementing the squeeze-out.

IV. That pursuant to Article 48.10 of the Royal Decree, after the squeeze-out has been liquidated the ordinary Class A Sogecable shares will be delisted on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia.

In view of the foregoing and to facilitate the correct implementation of this squeeze-out operation,

I HEREBY PETITION THE NATIONAL SECURITIES MARKET COMMISSION

To order that June 6, 2008 shall be the last day that ordinary Class A Sogecable shares are traded, and that those shares shall be suspended from trading from that date until they are effectively delisted.

Madrid, May 30, 2008

Promotora de Informaciones, S.A.

Miguel Satrústegui Gil-Delgado
Secretary to the Board of Directors

CNMV
National Securities Market Commission

Pursuant to Article 60 quater of Law 24/1988 of July 28 governing the Securities Market, after having verified that the conditions regarding public takeover bids set forth in Article 47 of Royal Decree 1066/2007 of July 27 have been met and in order to facilitate the liquidation of squeeze-outs, the General Markets Directorate has presented the following proposal for the suspension of trading to the President of the National Securities Market Commission who, by virtue of the powers conferred upon him by the National Commission's Council on October 24, 2007 has resolved:

"Pursuant to Article 33 of Law 24/1998 of July 28 governing the Securities Market and effective at the end of today's trading day to suspend trading of SOGECABLE, S.A. securities on the following markets:

- On the stock markets and in the Computer Assisted Trading System, any shares and other securities that may carry subscription, acquisition or sales rights,
- In MEFF RENTA VARIABLE, S.A., any contracts on those shares,

in response to Promotora de Informaciones, S.A.'s request that trading be suspended.

This suspension will continue in force until that company's securities are effectively delisted.

Madrid, June 6, 2008

Angel Benito Benito Director General	Julio Segura Sanchez President

June 20, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. hereby announces that today it signed an extension to the bridge loan agreement to finance its takeover bid for Sogecable, which was initially entered into with HSBC and subsequently, syndicated with five other financial institutions (Announcement of Relevant Information No. 90377 of March 6, de 2008). This one-month extension will facilitate the agreement negotiated for the novation of this loan until March, 2009.

July 18, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. announces that today it has subscribed a novation of its bridge loan of December 20, 2007, which was entered into to finance the takeover bid for Sogecable, S.A. The most important amendments of the agreement include: the loan's terminations date, which has been extended until March 31, 2009 (as previously anticipated in Announcement of Relevant Information no. 94852 issued on June 20, 2008); the loan principal has been set at 1,950 million euros and appropriate guarantees have been provided to the lenders of both the bridge loan and the syndicated loan. Pursuant to the terms of this agreement thand in accordance with the Company's plans, 500 million euros will be raised through other financial instruments to prepay debt.

Prisa likewise announces that before signing this amendment it obtained the approval of the lenders under the existing syndicated loan agreement of May 19, 2006.



PRISA

Educación, información, entretenimiento

First half Results
January- June 2008

July 23rd 2008



JANUARY- JUNE 2008

PRISA´S EBIT INCREASED BY 16.9% TO REACH €287.36 MILLION.
NET PROFIT (€86.93 MILLION) INCREASED BY 18.6%.

Revenues increased by 8.8% during the first semester to reach €2,011.0 million and EBITDA reached €405.7 million (+7.1%).

- **Santillana increased its revenues by 15.1%** and **improved its EBITDA** by **23.0% to** €51.11 million. It is worth highlighting **Brazil** (+32.7%), where revenues reached €69.6 million and with very good growth prospects for the future. Other countries to highlight: **Argentina** (+13.3%) and **Perú** (+103.0%).

- **Advertising growth (+4.6%),** explained by Cuatro **(+22.3%), Radio (+3.7%)** and **Prisacom (+38.8%).**

- **Newspapers and magazine sales growth** (+5.0%). **El País average daily circulation increased by 4.2%, AS increased by 6.1% and Cinco Días by 1.7%.**

- **SER,** with 4,677,000 daily listeners, reinforces its leadership position in the Spanish radio according to the second quarter 2008 General study (EGM). All the different programs are leaders in their respective times frames.

- **Sogecable exceeded €1,000 million turnover, increasing** 5.9% compared to the same period previous year.

- **DIGITAL+** increased its EBITDA by 7.8% to reach €175.62 million.

- **Cuatro increased its revenues by 24.0% and reached and average audience share of 9.3%** during the first semester. Record in audience share figures with the Euro Cup football competition.

- **TVI**, the leader Portuguese free-to-air TV, maintained its leadership: average audience share figure in the first semester was 35.6% and 40.1% in *prime time*.

- **Revenues coming from Latam increased by 17.0%.**

- **Total Group EBIT margin improvement** (14.3% compared to 13.3% in the same period previous year).

- **Prisa refinances its debt.**

Other important events during the first six months of the year were the following:

- **Prisa reaches 100% stake in Sogecable after the end of the tender offer** process.

- **Prisa** signed the **syndication of the bridge loan** granted by HSBC to finance the takeover bid for the whole share capital of Sogecable, announced by Prisa last December 20th, 2007. The banks that participated in this syndication are La Caixa, Caja Madrid, Banesto, BNP and Natixis. As of July 18th 2008, Prisa announced the extension of this bridge loan up to March 2009.

- Prisa formalizes the investment agreement already announced in December 2007 by means of which, 3i Group plc takes an 8.14% stake in Unión Radio. 3i will increase its stake up to 16.63%, placing €125 million through different capital increases, reaching a total investment of € 225 million.

- Prisa signed an agreement to sell and leaseback some of the space of its three main buildings placed in Madrid and Barcelona for a total amount of € 315 million.

- Prisa reorganized its audiovisual production activity within Media Capital, creating with Plural and NBP one of the largest audiovisual production companies.

- **Gran Vía Musical acquired** a 70% stake in **RLM, S.A.,** and **Merchandising On Stage, S.L.**, and an additional 19% stake in **Planet Events, S.A.**, in which it previously had a 51% stake. The activity of these companies is focused in the management of musical artists and the management, production and promotion of musical events.

Changes in the scope of consolidation:

- **Media Capital** is fully consolidated in Prisa's figures since February 1st, 2007.

- **Iberoamericana Radio Chile** is fully consolidated since July 1st, 2007.

- **Regional Press** (El Correo de Andalucía, Diario Jaén and Novotécnica) ceased to contribute to the consolidated figures since July 1st, 2007. From that moment on, Regional Press includes the figures coming from the supplement El Dominical, which is jointly distributed with regional newspapers.

- **Printing** was equity accounted in the first quarter of 2008. In the comparable period of the last year, this business unit was classified as an asset held for sale. Therefore, The Group's 2007 Profit and Loss Account included the revenues and expenses of this activity.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - JUNE		
	2008	2007	Chg.%
Operating Revenues	**2,011.01**	**1,848.35**	**8.8**
EBITDA	**405.67**	**378.71**	**7.1**
EBIT	**287.36**	**245.86**	**16.9**
Net financial result	(125.76)	(82.34)	(52.7)
Result from associates	(5.87)	(0.76)	-
Profit before tax	**155.73**	**162.77**	**(4.3)**
Income tax expense	(38.76)	(49.55)	21.8
Minority interest	(30.04)	(39.91)	24.7
Net profit	**86.93**	**73.31**	**18.6**
EBITDA Margin	**20.2%**	**20.5%**	
EBIT Margin	**14.3%**	**13.3%**	

OPERATING REVENUES

Total revenues increased by 8.8% reaching €2,011.01 million compared to €1,848.35 million in the same period previous year. Revenues breakdown by line of activity is the following:

€ Million	JANUARY - JUNE		
	2008	2007	Chg.%
Advertising	601.88	575.58	4.6
Books and training	254.99	218.37	16.8
Newspapers and magazine sales	108.56	103.38	5.0
Subscriber revenues	593.09	587.29	1.0
Audiovisual production revenues	186.98	167.79	11.4
Add-ons revenues	48.22	47.99	0.5
Printing sales [1]	0.24	23.48	(99.0)
Revenues from fixed assets	76.70	4.10	-
Other revenues [2]	140.34	120.37	16.6
Total operating revenues	2,011.01	1,848.35	8.8

[1] Printing revenues are equity accounted in 2008.

[2] Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Revenue contribution by line of activity:


29%
30%
13%
9%
5%
32%
31%
12%
9%
6%
Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Others
January-June 2008
January-June 2007

Geographic revenue breakdown:

January- June 2008


18%
82%
Spain
International

January- June 2007


17%
83%

In the first six months of the year, revenues coming from the international area accounted for 18%. The 52% came from Santillana, 34% from Media Capital and the rest from radio and press activities.

The breakdown of the international revenues by country is the following:

January- June 2008


Others 10%
Brazil 19%
Peru 6%
Mexico 10%
Argentina 5%
Chile 7%
Colombia 9%
Portugal 34%

January- June 2007


Others 13%
Brazil 17%
Peru 4%
Mexico 14%
Portugal 32%
Argentina 5%
Chile 5%
Colombia 10%

➢ Advertising

Advertising revenues (€601.88 million) increased by 4.6%.

ADVERTISING REVENUES € Million	JANUARY - JUNE 2008	 2007	 % Chg.
Press	**126.40**	**147.51**	**(14.3%)**
El Pais	100.53	118.29	(15.0%)
AS	11.17	10.46	6.7%
Cinco Días	6.41	6.92	(7.4%)
Regional Press/ Dominical*	1.87	6.31	(70.4%)
Magazines	5.43	4.61	17.8%
International Press	1.75	1.95	(10.4%)
Consolidation adjustments	(0.75)	(1.03)	27.1%
Radio	**183.51**	**176.96**	**3.7%**
Radio in Spain	141.64	143.24	(1.1%)
International Radio**	41.89	33.23	26.1%
Music	0.00	0.50	(100.0%)
Audiovisual	**290.99**	**250.35**	**16.2%**
Sogecable	189.10	157.53	20.0%
Cuatro	174.19	142.45	22.3%
Digital+	14.91	15.08	(1.1%)
Media Capital***	93.25	82.75	12.7%
Local TV	8.64	10.07	(14.3%)
Digital	**9.22**	**6.64**	**38.8%**
Others	**0.17**	**0.33**	**(49.9%)**
Consolidation adjustments	(8.41)	(6.22)	(35.2%)
TOTAL	601.88	575.58	4.6%

* During 2008, Regional Press includes figures coming from the supplement El Dominical. El Correo de Andalucía and Diario Jaén contributed to the advertising revenues until June, 2007.

** Iberoamericana Radio Chile is fully consolidated since July 1st, 2007.

*** Media Capital is fully consolidated in Prisa's figures since February 1st, 2007.

➢ Books and training

Books and training sales increased by 16.8% (€254.99 million compared to €218.37 million in the same period of 2007).

It is worth highlighting the performance of **Brazil,** which increased its revenues **by** 32.7% to € 69.6 million. Santillana in this country has a market share of 22% in the private market and 26% and 36% in the public market (Primary and Secondary respectively).

Other countries to highlight: **Argentina** (+13.3%) and **Peru** (+103.0%).

In general, all educational campaigns, both private and public, showed a good performance during the first six months of the year.

Geographic breakdown of revenues:

January- June 2008


Colombia 3%
Others Latam 12%
Spain &Portugal 27%
Mexico 11%
Chile 6%
Argentina 6%
Peru 9%
Brazil 26%

January-June 2007


Others Latam 12%
Colombia 4%
Spain &Portugal 26%
Mexico 17%
Chile 7%
Argentina 6%
Peru 5%
Brazil 23%

Depreciation of Dollar against euro has negatively affected Santillana revenues in €7.97 million. Discounting this currency effect, revenues would have increased by 18.6%.

➢ <u>**Newspapers and magazines**</u>

Newspaper and magazine sales (€108.56 million) increased by **5.0%**.

El País average daily circulation increased by **4.2%.** (459,718 copies in the first semester 2008 compared to 441,306 copies in 2007). Circulation on Sundays with EPS reached 760,920 average copies, +5.0% increase compared to the same period previous year. According to the last EGM study El País reached 2,274,000 readerships (+4.2% compared to the same study previous year), reinforcing its leadership position in the general press sector.

In February 2008, El País increased its cover price in the Sunday edition by 0.20 € to € 2.20. At the end of May, the cover price on the daily edition was increased by 0.10€ to 1.10€.

AS has increased its average daily circulation by 6.1% to reach 238,864 copies and has gained market share. AS maintains its leadership position in Madrid and continues increasing in several regions highlighting Cantabria, Castilla León, Comunidad Valenciana, Extremadura and Galicia. With 1,272,000 readers (according to the EGM) reaches its best audience share figure ever.

Cinco Días reached 42,285 daily copies (+1.7%). With 88,000 readers according to the EGM (+29.4% compared to the same study previous year), also reaches its best audience share ever.

Evolution of the Group's newspapers circulation

	January- June 2008	January- June 2007	Chg. %	Year 2007
El País	459.718	441.306	4,2	435.083
AS	238.864	225.112	6,1	233.529
Cinco Días	42.285	41.564	1,7	40.552

(*) 2008 figures pending certification by OJD.

➢ Subscribers Revenues

Subscribers revenues reached €593.09 million (+1.0%).

As of June 30th 2008, the subscriber base for **DIGITAL+** stood at **2,078,000 subscribers.** During the first six months of the year 2008, Sogecable has continued to increase its subscriber base by 13,000 net subscribers. During the same period previous year, DIGITAL+ increased its subscriber base by 12,000 net subscribers. As of June 30th 2007, the subscriber base stood at 2,056,000.

The average revenue in the second quarter of 2008 stood at €43.3 per average subscriber per month:

DIGITAL+ ARPU evolution (euros)


45.7
41.4
45.5
48.7
43.3
7.0
3.3
7.8
10.3
5.0
38.7
38.1
37.7
38.4
38.3
2Q07
3Q07
4Q07
1Q08
2Q08
Subscribers
PPV Services

Cancellation rate as of June 30th 2008 stood at 11.8%, showing a stable evolution during the first six months of the year. As of December 31st 2007, cancellation rate stood at 11.9%.

➢ Audiovisual production

Total Audiovisual production revenues increased by 11.4%, reaching €186.98 million compared to €167.79 million in the same period of 2007.

➢ Add-ons Revenues

Add-ons revenues reached €48.22 million (+0.5%).

Prisa Innova generated €8.08 million revenues compared to €5.35 million registered in the same period previous year (+51.0%) with an ebitda of €1.5 million. Grupo prisa continues expanding its international activity on the add-ons area through Prisa Innova

➢ Revenues from Fixed Assets

In the first six months of 2008, revenues from Fixed Assets include the capital gain obtained due to the selling of a stake of Union Radio to 3i Group plc (€59.7 million).

This line also includes the advanced payments received as of June 30th 2008 for a total amount of €15 million as a result of the agreement signed with Longshore S.L to sell and leaseback some of the space of its three main buildings placed in Madrid and Barcelona.

EBITDA

The EBITDA reached €405.67 million compared to €378.71 million in the same period of 2007 (+7.1%).

EBITDA (€ Million)


405.67
Sogecable: 137.67
Digital+: 175.62
Cuatro: -37.95
Media Capital*: 29.78
TV Local: -8.19
159.26
Radio in Spain: 53.05
Int Radio.: 2.95
Music: 1.08
57.08
El País: 42.88
AS: 6.82
Others: 3.21
52.91
Latam: 51.79
Spain and Portugal**: -0.68
51.11
-0.35
GDM: 3.36
Distribution: 0.91
Others***: 81.39
85.66
TOTAL
Audiovisual
Radio
Press
Education
Digital
Others

* Media Capital includes Plural 1st half figures
* * Spain and Portugal contributed with a negative EBITDA due to the seasonality of the business. The main campaigns in these countries take place during the third and fourth quarters of the year.
***"Others" include mainly the activities from Prisa Innova, Real Estate and Headquarters.

The EBITDA margin was 20.2%, in line with previous year in the same period.

There is to highlight the EBITDA increase in **Education** (+23.0%) and the improvement in margins.

The Pay TV activity has increased its EBITDA by 7.8% compared to the same period previous year. Cuatro activity in the semester includes the exploitation of the Eurocup Football rights for 2008.

The operating profit **(EBIT)** reached €287.36 million (€245.86 million in 2007), +16.9% increase. Within this improvement, it is worth highlighting Digital+, which increased its EBIT by 37.8% to reach €120.91 million. Digital+ Ebit margin improved by almost four points. The Group´s Ebit margin stood at 14.3% compared to 13.3% in the same period previous year.

The net financial result reached €125.76 million loss compared to €82.34 million loss reached in the first semester of 2007. Debt financial expenses (€105.45 million) increased by €25.94 million due to the increase in the interest rates as well as to the increase in the financial expenses generated as the higher level of debt reached to face new acquisitions (Media Capital and Sogecable).

Net profit reached €86.93 million compared to €73.31 million in the first semester of 2008 (+18.6%).

BALANCE SHEET

€ Million	ASSETS 06/30/2008	ASSETS 12/31/2007
FIXED ASSETS	**6,711.59**	**4,832.05**
Property, plan and equipment	409.51	423.16
Investment property	1.36	0.09
Goodwill	4,316.72	2,420.08
Intangible assets	442.68	444.34
Long term financial investments	176.48	157.17
Investment in associates	13.90	13.25
Deferred tax assets	1,343.20	1,364.97
Other non current assets	7.75	9.00
CURRENT ASSETS	**1,627.02**	**1,621.42**
Inventories	299.00	325.16
Accounts receivable	1,233.48	1,215.98
Short term financial investments	23.72	7.46
Cash & cash equivalents	70.82	72.83
ASSETS HELD FOR SALE	**73.73**	**72.89**
TOTAL ASSETS	**8,412.34**	**6,526.36**

€ Million	LIABILITIES 06/30/2008	LIABILITIES 12/31/2007
SHAREHOLDERS EQUITY	**1,280.34**	**1,353.55**
Issued capital	21.91	22.04
Reserves	1,076.37	927.93
Income attributable to the parent company	86.93	191.97
Minority interest	95.12	211.61
NON CURRENT LIABILITIES	**2,928.79**	**3,124.84**
Long term financial debt	2,526.64	2,558.37
Issued exchangeable bonds	---	158.41
Deferred tax liabilities	100.24	112.93
Provisions	70.39	67.35
Other non current liabilities	231.53	227.79
CURRENT LIABILITIES	**4,203.22**	**2,047.97**
Short term financial debt	2,569.17	536.05
Issued exchangeable bonds	160.35	---
Trade accounts payable	1,213.59	1,233.14
Other short term liabilities	230.22	245.48
Accrual accounts	29.89	33.31
TOTAL LIABILITIES	**8,412.34**	**6,526.36**

The increase in the "Goodwill" is due to the increase in Sogecable stake up to 100%, and to the acquisition of a 70% stake in **RLM** and **Merchandising On Stage**.

The issue of exchangeable bonds will be settled in 2009. Therefore, the amount corresponding to these exchangeable bonds has been classified to the short term.

INVESTMENTS

Total investments reached €2,161.90 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**1.75**	**0.20**	**1.95**
El País	1.49	0.01	1.50
AS	0.06	---	0.06
Magazines	0.15	---	0.15
International Press	0.03	0.19	0.22
Others	0.02	---	0.02
Radio	**6.84**	**11.56**	**18.40**
Radio in Spain	5.74	0.24	5.98
International Radio	0.91	---	0.91
Music	0.19	11.32	11.51
Education-Publishing	**28.15**	---	**28.15**
Audiovisual	**52.37**	**0.36**	**52.72**
Sogecable	39.60	0.00	39.60
Media Capital	12.37	0.04	12.41
Local TV	0.40	0.31	0.71
Digital	**1.75**	---	**1.75**
Others	**4.23**	**2,054.70**	**2,058.93**
Prisa	2.16	2,054.33	2,056.49
Distribution	0.57	0.37	0.95
Prisa División Inmobiliaria	1.02	---	1.02
GDM	0.48	---	0.48
Total	95.09	2,066.81	2,161.90

NET FINANCIAL POSITION

Net financial position as of June 30th 2008 reached €5,001.26 million compared to €3,014.13 million as of December 2007.

	€ Million	
NET DEBT	06/30/2008	12/31/2007
Prisa (includes Media Capital)	4,217.70	2,157.66
Sogecable	783.56	856.48
Net debt	5,001.26	3,014.13

Prisa's net financial position increased by €2,060.04 million compared to December 2007, mainly because of the increase in Sogecable stake up to 100% after the end of the tender offer. It is worth highlighting the improvement in Sogecable's net financial position.

In December 2007, Prisa signed a bridge loan with HSBC for attending the obligations derived from the bid over 100% of Sogecable.

In February 2008, Prisa signed the syndication of the bridge loan initially granted by HSBC with La Caixa, Caja Madrid, Banesto, BNP and Natixis.

Refinancing of Prisa debt:

In July 2008, Prisa has signed the extension of the bridge loan that was granted to finance Sogecable tender offer for a total amount of € 1,950 million and its termination date is March 31st 2009.

At the same time, Prisa has obtained the waiver from the financial institutions of the syndicated loan agreement signed in May 19th 2006.

CASH FLOW

€ Million	06/30/2008	06/30/2007
EBIT	**287.36**	**245.86**
Amortization	99.08	119.32
Change in working capital	(27.63)	(54.16)
Capex	(95.09)	(97.74)
Operating cashflow	**263.72**	**213.28**
Financial investments	(2,066.81)	(264.74)
Financial result	(125.76)	(82.34)
Dividends	(38.26)	(33.71)
Taxes	(38.76)	(49.55)
Other	18.74	(72.66)
NET DEBT CHANGE	1,987.13	289.70

The improvement in the operating cashflow during the first six months of the year is due to the operating improvement in the different businesses as well as to the improvement in the working capital.

APPENDIXES

Appendix I: GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area (the latter operates in all the areas):


% revenue contribution
14%
11%
13%
58%
Press
Radio
Education
Audiovisual
• El País
• As
• Cinco Días
• Magazines
• International Press
• Radio in Spain
• International Radio
• Gran Vía Musical
• Education (Spain, Portugal, Latam and USA)
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital *
- Audiovisual Production
• Local TV
1%
Digital/Internet

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Prisa Innova, Real Estate, Head Quarters and Printing (Dédalo).

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production). In the first semester of 2008, Media capital has integrated all the Audiovisual production of the Group.

Appendix II.I.

OPERATING REVENUES	JANUARY - JUNE		
€ Million	2008	2007	% Chg.
Press	**281.45**	**298.76**	**(5.8%)**
El Pais	205.84	212.72	(3.2%)
AS	43.16	43.13	0.1%
Cinco Días	10.96	11.26	(2.7%)
Regional Press/ Dominical	3.12	14.24	(78.1%)
Magazines	14.81	14.56	1.8%
International Press	4.04	4.23	(4.5%)
Consolidation Adjustments	(0.50)	(1.39)	64.3%
Radio	**213.73**	**204.39**	**4.6%**
Radio in Spain	160.00	161.04	(0.6%)
International Radio	45.23	34.91	29.5%
Music	8.86	10.39	(14.7%)
Consolidation Adjustments	(0.37)	(1.96)	81.3%
Education - Publishing	**266.18**	**231.20**	**15.1%**
Audiovisual	**1,165.80**	**1,077.33**	**8.2%**
Sogecable	1,007.08	950.82	5.9%
Digital +	822.71	802.12	2.6%
Subscribers	593.09	587.29	1.0%
Advertising	14.91	15.08	(1.1%)
Others	214.71	199.74	7.5%
Cuatro	184.37	148.71	24.0%
Media Capital*	153.74	124.54	23.4%
Local TV	12.49	13.31	(6.2%)
Consolidation Adjustments	(7.52)	(11.34)	33.7%
Digital	**17.50**	**16.85**	**3.9%**
Other Revenues	**157.96**	**94.69**	**66.8%**
Printing	---	32.70	---
Distribution	21.27	18.44	15.4%
GDM	13.20	12.82	3.0%
Others**	123.49	30.73	---
Consolidation adjustments	**(91.61)**	**(74.87)**	**(22.4%)**
TOTAL	2,011.01	1,848.35	8.8%

* Media Capital includes Plural 1st half figures. 2007 figures also include Plural in order to make figures comparable.

** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES € Million	JANUARY - JUNE 2008	2007	% Chg.
Press	**235.77**	**227.08**	**3.8%**
El Pais	169.36	152.88	10.8%
AS	36.56	36.90	(0.9%)
Cinco Dias	9.98	10.21	(2.2%)
Regional Press/ Dominical	2.26	9.52	(76.3%)
Magazines	14.28	13.99	2.1%
International Press	3.30	3.80	(13.3%)
Consolidation adjustments	0.03	(0.22)	113.7%
Radio	**164.33**	**155.28**	**5.8%**
Radio in Spain	111.66	108.43	3.0%
International Radio	45.15	38.38	17.6%
Music	7.88	10.43	(24.4%)
Consolidation adjustments	(0.37)	(1.96)	81.3%
Education - Publishing	**239.81**	**210.27**	**14.0%**
Audiovisual	**1,072.39**	**969.01**	**10.7%**
Sogecable	925.96	855.41	8.2%
Digital+	701.81	714.36	(1.8%)
Cuatro	224.15	141.06	58.9%
Media Capital*	131.85	102.89	28.2%
Local TV	22.10	22.06	0.2%
Consolidation adjustments	(7.52)	(11.34)	33.7%
Digital	**19.17**	**18.34**	**4.6%**
Other Expenses	**72.95**	**97.72**	**(25.4%)**
Printing	---	34.97	---
Distribution	20.74	17.76	16.8%
GDM	10.05	8.88	13.1%
Others**	42.16	36.12	16.7%
Consolidation adjustments	**(80.77)**	**(75.22)**	**(7.4%)**
TOTAL	**1,723.65**	**1,602.49**	**7.6%**

* Media Capital includes Plural 1st half figures. 2007 figures also include Plural in order to make figures comparable.

** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Provisions for owned companies are not included.

Appendix II.III.

EBIT € Million	JANUARY - JUNE 2008	2007	% Chg.
Press	**45.69**	**71.68**	**(36.3%)**
% margin	**16.2%**	**24.0%**	
El Pais	36.48	59.83	(39.0%)
% margin	17.7%	28.1%	
AS	6.60	6.23	6.0%
% margin	15.3%	14.4%	
Cinco Dias	0.98	1.06	(7.2%)
% margin	8.9%	9.4%	
Regional Press/ Dominical	0.87	4.73	(81.6%)
% margin	27.8%	33.2%	
Magazines	0.53	0.57	(5.5%)
% margin	3.6%	3.9%	
International Press	0.75	0.43	73.8%
% margin	18.5%	10.2%	
Radio	**49.40**	**49.11**	**0.6%**
% margin	**23.1%**	**24.0%**	
Radio in Spain	48.34	52.61	(8.1%)
% margin	30.2%	32.7%	
International Radio	0.08	(3.47)	102.3%
% margin	0.2%	(9.9%)	
Music	0.98	(0.04)	---
% margin	11.1%	(0.3%)	
Education - Publishing	**26.37**	**20.93**	**26.0%**
% margin	**9.9%**	**9.1%**	
Audiovisual	**93.40**	**108.32**	(13.8%)
% margin	**8.0%**	**10.1%**	
Sogecable	81.12	95.41	(15.0%)
% margin	8.1%	10.0%	
Digital+	120.91	87.76	37.8%
% margin	14.7%	10.9%	
Cuatro	(39.79)	7.65	---
% margin	(21.6%)	5.1%	
Media Capital*	21.89	21.66	1.1%
% margin	14.2%	17.4%	
Local TV	(9.61)	(8.75)	(9.9%)
% margin	(76.9%)	(65.7%)	
Digital	**(1.67)**	**(1.49)**	**(12.5%)**
% margin	**(9.6%)**	**(8.8%)**	
Others	**74.17**	**(2.68)**	---
Printing	---	(2.27)	---
% margin	---	(6.9%)	
Distribution	0.52	0.68	(23.1%)
% margin	2.5%	3.7%	
GDM	3.15	3.94	(19.9%)
% margin	23.9%	30.7%	
Others**	70.49	(5.03)	---
TOTAL	287.36	245.86	16.9%
% margin	14.3%	13.3%	

* Media Capital includes Plural 1st half figures. 2007 figures also include Plural in order to make figures comparable.

** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are not included.

Appendix II.IV.

EBITDA € Million	JANUARY - JUNE 2008	2007	% Chg.
Press	**52.91**	**78.82**	**(32.9%)**
% margin	**18.8%**	**26.4%**	
El Pais	42.88	65.88	(34.9%)
% margin	20.8%	31.0%	
AS	6.82	6.53	4.5%
% margin	15.8%	15.1%	
Cinco Dias	1.06	1.14	(6.9%)
% margin	9.7%	10.1%	
Regional Press/ Dominical	0.88	4.88	(82.0%)
% margin	28.1%	34.3%	
Magazines	0.67	0.73	(8.3%)
% margin	4.5%	5.0%	
International Press	1.07	0.75	41.3%
% margin	26.4%	17.8%	
Radio	**57.08**	**55.45**	**2.9%**
% margin	**26.7%**	**27.1%**	
Radio in Spain	53.05	56.69	(6.4%)
% margin	33.2%	35.2%	
International Radio	2.95	(1.31)	---
% margin	6.5%	(3.8%)	
Music	1.08	0.07	---
% margin	12.2%	0.7%	
Education - Publishing	**51.11**	**41.53**	**23.0%**
% margin	**19.2%**	**18.0%**	
Audiovisual	**159.26**	**193.98**	**(17.9%)**
% margin	**13.7%**	**18.0%**	
Sogecable	137.67	172.66	(20.3%)
% margin	13.7%	18.2%	
Digital+	175.62	162.89	7.8%
% margin	21.3%	20.3%	
Cuatro	(37.95)	9.77	---
% margin	(20.6%)	6.6%	
Media Capital*	29.78	28.86	3.2%
% margin	19.4%	23.2%	
Local TV	(8.19)	(7.54)	(8.6%)
% margin	(65.6%)	(56.6%)	
Digital	**(0.35)**	**(0.76)**	**53.9%**
% margin	**(2.0%)**	**(4.5%)**	
Others	**85.66**	**9.70**	**---**
Printing	---	1.12	---
% margin	---	3.4%	
Distribution	0.91	1.05	(12.8%)
% margin	4.3%	5.7%	
GDM	3.36	4.12	(18.4%)
% margin	25.5%	32.1%	
Others**	81.39	3.40	---
TOTAL	405.67	378.71	7.1%
% margin	20.2%	20.5%	

* Media Capital includes Plural 1st half figures. 2007 figures also include Plural in order to make figures comparable.

** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix III.

CUATRO AUDIENCE SHARE

In the first semester of 2008, **Cuatro has continued to increase its audience share figures. The average monthly audience during the period January-June 2008 was 9.3%.** During the month of June, Cuatro has been the only free to air operator which has broadcasted the Euro Cup 2008 football competition. In this month, the average audience share stood at 13.1%. In June 2007, Cuatro reached an audience share of 8.1%.

Audience share figures evolution



24 hours
Prime time
7.8% 7.8% 7.8% 7.9% 8.9% 8.8% 8.2% 7.3% 7.3% 8.0% 8.3% 7.8% 8.5% 8.7% 8.7% 9.1% 8.4% 21.0%
7.5% 7.5% 7.7% 7.8% 8.1% 8.1% 7.8% 7.3% 7.2% 7.4% 7.8% 7.6% 8.3% 8.6% 8.5% 8.8% 7.8% 13.1%
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun.
2007
2008

Source: TNS Sofres

Cuatro audience ratings continue to show a growth trend in all time-frames. In prime-time, the most atractive time-frame, Cuatro has reached an average audience of 21% in the month of June, concentrated in the Euro Cup matches which have reached an average of 41% audience with 5,932,000 viewers. Euro Cup 2008 football competition has became the most successful sport event followed in the history of Spain.

The semester ends with 15.4% and 16.6% audience in commercial target and core commercial target respectively, compared to 10.0% and 11.3% respectively in the same period of 2007.

Commercial audience share figures evolution


June 2007
8.1%
8.8%
10.0%
11.3%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core Commercial target


June 2008
13.1%
21.0%
15.4%
16.6%
24 hours
Prime Time (20.30-24.00)
Commercial Target
Core Commercial Target

Source: TNS Sofres

Appendix IV.

AUDIENCE OF TVI (Portugal)

TVI, the free-to-air tv of Media Capital, maintained its leadership position in Portugal, both 24-hours audience share and prime-time.


47.4%
40.2%
42.0%
40.4%
35.2%
35.1%
35.8%
36.8%
37.8%
38.9%
37.4%
38.0%
38.3%
38.7%
38.5%
38.3%
40.3%
38.2%
39.8%
35.8%
35.9%
35.9%
34.2%
34.6%
35.0%
34.8%
34.6%
34.6%
36.0%
34.3%
32.6%
32.7%
32.7%
33.5%
34.3%
34.8%
24 hours
Prime time
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May.
Jun.
2007
2008

Source: *Marktest*

In June 2008, TVI reaches its best 24 hour audience figure as a result of broadcasting the Euro Cup football competition on exclusive basis as well as the broadcasting of quality national fiction.

Financials breakdown by business unit:

The following issues should be taken into account when comparing the first half of 2008 and 2007:

a) Press

In 2008, the **Regional Press** business includes the figures coming from the weekend supplement El Dominical, which is jointly distributed with several regional newspapers. El Correo de Andalucía and Diario Jaén fully contributed to the Group´s figures until June, 2007.

b) International Radio

Iberoamericana Radio Chile is fully consolidated since July 1st, 2007.

c) Audiovisual

Sogecable 2007 figures include certain reclassifications. Previously, Sogecable´s operating profit did not include the results coming from the disposal of fixed assets nor the impairment losses (or reversal of impairment) on fixed assets. In the current situation, both concepts should be included in the operating profit.

Media Capital figures and the Audiovisual area figures have been also reclassified in this sense.

Grupo Prisa´s consolidated figures have not been modified. During 2007, the necessary reclassifications were made on consolidation to make these business units figures compliant with the Group´s accounting policies.

Media Capital is fully consolidated in Prisa´s figures since February 1st, 2007. In January 2007, Media Capital was equity accounted.

In May 2008 Media capital has integrated all the Audiovisual production of the Group. Media Capital 1st half figures include Plural. 2007 figures also include Plural in order to make figures comparable.

d) Printing

In 2007, the Printing division was classified as an asset held for sale in the Group´s figures. As of December 2007, it was equity accounted.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.es

PRISA
Educación, información, entretenimiento

Attention Economy and Media Sections

PRESS RELEASE

PRISA SEES CAPITAL GAINS OF EUR227 MILLION AFTER REAL ESTATE SALE

PRISA has today completed the sale of three buildings belonging to its real estate portfolio (Gran Vía 32, Miguel Yuste 19, Caspe 6-20) to Longshore. The three buildings were sold for EUR300 million, resulting in a positive impact of EUR220 million on its 2008 EBITDA, or earnings before interest, taxes, depreciation and amortization.

The gains will go towards servicing the group's debts, enabling the group to manage more efficiently its financial and real estate resources and to optimize its rental costs.

Longshore is a company 50% owned by Drago Real Estate Partners and Royal Bank of Scotland, and the bank was also involved in structuring the sale operation. CB Richard Ellis was the intermediary.

Madrid, 29th July 2008

END

Communication Department:
Gran Via, 32, 6ª - 28013 Madrid Spain
Tel.: (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es